UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           Information to be Included in Statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)
                              (Amendment No.    )*

                         Chadmoore Wireless Group, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  157259 10 2
                                  -----------
                                 (CUSIP Number)

                              Gilles S. Attia, Esq.
                               Graham & James LLP
                          400 Capitol Mall, Suite 2400
                          Sacramento, California 95814
                             Tel. No.: 916-558-6700
                             ----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  157259 10 2                 13D                     Page 2 of 7 pages
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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Robert W. Moore
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS*

                       PF
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     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                  [ ]

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Nevada, USA
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                         7     SOLE VOTING POWER  1/

      NUMBER OF                         2,374,266
       SHARES
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY           8     SHARED VOTING POWER 2/
        EACH
      REPORTING                          -0-
     PERSON WITH       ---------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER 1/

                                        2,374,266
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER 2/

                                        -0-
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1/2/

                       2,374,266
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [X]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.9%
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     14       TYPE OF REPORTING PERSON*
                       IN
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1/ Includes 350,000 shares of Common Stock issuable upon exercise of currently outstanding options. Does not include 750,000 shares of Common Stock to be issued upon Exercise of Options which vest annually at the rate of 187,500 shares per year beginning on May 1, 1999.


2/ Does not include any shares of Common Stock or shares of Common Stock to be received by REI upon conversion or exercise of securities owned by REI, with whom Moore may be deemed to be acting as a group and with whom Moore has entered into a Shareholders Agreement which requires REI and Moore to vote for directors in a certain manner and which restricts certain dispositions of shares. In addition, the amount shown does not include additional securities held by REI which are subject to the Shareholders Agreement

                                                               Page 3 of 7 pages
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Chadmoore Wireless Group, Inc., a Colorado corporation ("Chadmoore"). The principal executive offices of Chadmoore are located at 2875 East Patrick Lane, Suite G, Las Vegas, Nevada 89120.

                  Item 2.           Identity and Background.

                  This Schedule 13D is being filed by Robert W. Moore, the President and Chief Executive Officer of Chadmoore ("Moore"). The address of Moore's principal place of business and his principal office is 2875 East Patrick Lane, Suite G, Las Vegas, Nevada 89120.

                  During the past five (5) years, Moore has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  Item 3.      ource and Amount of Funds or Other Consideration.

                  On May 4, 1998 (the "Closing Date"), pursuant to an Investment
Agreement, dated as of May 1, 1998 (the "Investment Agreement"), between Chadmoore and Recovery Equity Investors II, L.P. ("REI"), REI purchased, for the purchase price of $7,500,000 in cash, the following: (a) 8,854,662 shares of Common Stock (the "Common Purchased Stock"); (b) 10,119,614 shares of Series C Preferred Stock of Chadmoore (the "Preferred Purchased Stock"); (c) an eleven-year warrant to purchase up to 14,612,796 shares of Common Stock at an exercise price of $0.001 per share of Common Stock (the "Eleven-Year

                                                               Page 4 of 7 pages


Warrant"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Eleven-Year Warrant; (d) a three-year warrant to purchase up to 4,000,000 shares of Common Stock at an exercise price of $1.25 per share of Common Stock (the "Three-Year Warrant"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Three-Year Warrant; and (e) a five and one-half year warrant to purchase up to 10,119,614 shares of Common Stock at an exercise price of $0.39 per share of Common Stock (the "Five and One-Half Year Warrant," and, together with the Three-Year Warrant and Eleven-Year Warrant, the "Warrants"), which number of shares of Common Stock and exercise price are subject to adjustment as provided in the Five and One-Half Year Warrant. The securities acquired by REI are referred to herein as the "REI Securities."

                  In  connection   with  the   transactions   between  REI  and
Chadmoore; Moore, Chadmoore, and REI entered into a Shareholders Agreement dated as of the Closing Date (the "Shareholders Agreement"), under the terms of which Moore may have acquired indirect voting power of the REI( Securities. Moore used his personal funds to acquire the shares owned directly by him.

                  Item 4.           Purpose of Transaction.

                  Moore entered into the Shareholders Agreement for the purpose of assisting the execution of the Investment Agreement between Chadmoore and REI. It is Moore's understanding that REI entered into the Investment Agreement and the related agreements, and acquired the Common Purchased Stock, the Preferred Purchased Stock and the Warrants for investment purposes. Except as set forth in this Schedule 13D, Moore has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  Under the Shareholders Agreement (the "Shareholders Agreement"), REI and Moore agreed that each shall vote its or his shares, as the case may be, such that the Board of Directors of Chadmoore shall consist of no more than seven members and shall contain: (a) two individuals to be designated by REI (the "REI Directors") and (b) two individuals to be designated by the Chief Executive Officer of Chadmoore (the "Management Directors"). In addition, two individuals, to be designated by a majority of the Board of Directors, each of whom is not a direct or indirect affiliate, officer or director of Chadmoore or of any subsidiary of Chadmoore or any direct or indirect affiliate or family member of any of the foregoing (the "Independent Directors"), shall also be Board members. At any time, either the REI Directors or Management Directors may elect to increase the number of Independent Directors to three. REI's obligation to vote for the Management Directors shall terminate in the event of a Triggering Event, as defined in the Shareholders Agreement. In connection with the transaction, Chadmoore's By-Laws were amended to increase the number of directors to seven. On the Closing Date, the Board of Directors of Chadmoore consisted of the following persons: (a) Joseph J. Finn-Egan and Jeffrey A. Lipkin as REI Directors; (b) Moore and Jan Zwaik as Management Directors; and
(c) Mark Sullivan and Janice Pillar as Independent Directors. REI and Moore agreed that, with certain exceptions, neither shall transfer its shares to any person in the same line of business as Chadmoore.

                  Further, under a Registration Rights Agreement, dated as of the Closing Date, by and between Chadmoore and REI (the "Registration Rights Agreement"), Chadmoore granted to REI "demand" and "piggyback" registration rights.

                  Moore understands that Chadmoore may present to its shareholders, for their approval, an amendment to the Articles of Incorporation that would require the approval by at least 60% of the holders of shares of Common Stock in order to consummate a business combination by or sale of substantially all of Chadmoore's assets. If such amendment is satisfactory to Moore he anticipates that he will vote for such amendment.

                  Copies  of  the  Investment  Agreement,   Three-Year  Warrant,
Eleven-Year Warrant, the Five and One-Half Year Warrant, the Shareholders Agreement, the Registration Rights Agreement and the

                                                               Page 5 of 7 pages

Advisory Agreement are attached hereto as Exhibits 1, 2, 3, 4, 5, 6 and 7 respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

                  Item 5.           Interest in Securities of the Issuer.

                  a. The aggregate number of shares of Common Stock beneficially owned by Moore is 2,374,266 shares of Common Stock or approximately 6.9% of such securities, including 350,000 shares of Common Stock to be acquired upon the exercise of stock options and not including 750,000 shares of Common Stock to be issued upon Exercise of Options which vest annually at the rate of 187,500 shares per year beginning on May 1, 1999.

                  b. The responses of Moore to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relates to shares of Common Stock beneficially owned by Moore are incorporated herein by reference.

                  c. Other than as reported in this Schedule 13D, Moore has not effected a transaction in shares of Common Stock during the past 60 days.

                  d. No person other, other than REI as described above, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities to which this Schedule 13D relates.

                  e. Not applicable.

                  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The responses to Item 4 above are incorporated herein by reference.

                  Item 7.           Material to be Filed as Exhibits.

                  The following are filed as Exhibits to this Schedule 13D:

                  Exhibit 1: Investment Agreement, dated as of May 1, 1998, by and between Chadmoore and REI (with Exhibits attached thereto).

                  Exhibit           2: Stock Purchase  Warrant,  Certificate No.
                                    1,  dated May 1, 1998  (included  as Exhibit
                                    G-1 to Exhibit 1 hereto).

                  Exhibit           3: Stock Purchase  Warrant,  Certificate No.
                                    2,  dated May 1, 1998  (included  as Exhibit
                                    G-2 to Exhibit 1 hereto).

                  Exhibit           4: Stock Purchase  Warrant,  Certificate No.
                                    3,  dated May 1, 1998  (included  as Exhibit
                                    G-3 to Exhibit 1 hereto).

                  Exhibit 5: Shareholders Agreement, dated as of May 1, 1998, by and among Chadmoore, REI, and Robert W. Moore (included as Exhibit F to
                                    Exhibit 1 hereto).

                  Exhibit 6: Registration Rights Agreement, dated as of May 1, 1998, by and between Chadmoore and REI (included as Exhibit E to Exhibit 1 hereto.)

                                                               Page 6 of 7 pages


                  Exhibit 7: Advisory Agreement, dated as of May 1, 1998, by and between REI and Chadmoore (included as Exhibit C to Exhibit 1 hereto).

                  Exhibit 8: Certificate of Designation of Rights and Preferences of Series C Preferred Stock of Chadmoore Wireless Group, Inc. (included as Exhibit D to Exhibit 1 hereto).








                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 13, 1998

                                                     /s/Robert W. Moore
                                                     ---------------------------
                                                     Robert W. Moore

                                  EXHIBIT INDEX




Exhibit No.        Description

1 Investment Agreement, dated as of May 1, 1998, by and between Chadmoore and REI.

2                  Stock Purchase Warrant,  Certificate No. 1, dated May 1, 1998

3                  Stock Purchase Warrant,  Certificate No. 2, dated May 1, 1998

4                  Stock Purchase Warrant,  Certificate No. 3, dated May 1, 1998

5 Shareholders' Agreement, dated as of May 1, 1998, by and among Chadmoore, REI, and Robert W. Moore.

6 Registration Rights Agreement, dated as of May 1, 1998, by and between Chadmoore and REI.

7 Advisory Agreement, dated as of May 1 1998, by and between REI and Chadmoore.

8 Certificate of Designation of Rights and Preferences of Series C Preferred Stock of Chadmoore Wireless Group, Inc.